QUARTZ MOUNTAIN RESOURCES LTD.
(the “Company”)

SHARE OPTION PLAN

Dated for Reference February 14, 2012

ARTICLE 1
PURPOSE AND INTERPRETATION

Purpose

1.1 The purpose of this Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company. It is the intention of the Company that this Plan will at all times be in compliance with TSX Venture Policies (or, if applicable, NEX Policies) and any inconsistencies between this Plan and TSX Venture Policies (or, if applicable, NEX Policies) will be resolved in favour of the latter.

1.2 For United States tax purposes, this Plan provides for both the grant of Incentive Stock Options and Options that do not qualify as Incentive Stock Options.

Definitions

1.3 In this Plan

(a) Affiliate means a company that is a parent or subsidiary of the Company, or that is controlled by the same entity as the Company;

(b) Associate has the meaning set out in the Securities Act;

(c) Black-out Period means an interval of time during which the Company has determined that one or more Participants may not trade any securities of the Company as a consequence of the implementation of a general restriction on such trading by an authorized Officer or Director pursuant to the Company’s governance policies that authorize general and/or specific restrictions on trading by Service Providers in circumstances where there may exist undisclosed material changes or undisclosed material facts in connection with the Company’s affairs;

(d) Board means the board of directors of the Company or any committee thereof duly empowered or authorized to grant Options under this Plan;

(e) Business Day means a day that the TSX Venture is open for trading;

(f) Change of Control includes situations where after giving effect to the contemplated transaction and as a result of such transaction:

(i) any one Person holds a sufficient number of voting shares of the Company or resulting company to affect materially the control of the Company or resulting company, or,

(ii) any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, holds in total a sufficient number of voting shares of the Company or its successor to affect materially the control of the Company or its successor, where such Person or combination of Persons did not previously hold a sufficient number of voting shares to materially affect control of the Company or its successor and, in the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting shares of the Company or resulting company is deemed to materially affect control of the Company or resulting company;

(g) Common Shares means common shares without par value in the capital of the Company; provided that such class is listed on the TSX Venture (or, NEX, as the case may be);

(h) Company means the company named at the top hereof and includes, unless the context otherwise requires, all of its Affiliates and successors according to law;

(i) Consultant means an individual or Consultant Company, other than an Employee, Officer or Director that:

(i) provides on an ongoing bona fide basis, consulting, technical, managerial or like services to the Company or an Affiliate of the Company, other than services provided in relation to a Distribution;

(ii) provides the services under a written contract between the Company or an Affiliate and the Person or the Consultant Company;

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company or an Affiliate of the Company; and

(iv) has a relationship to provide services to the Company or an Affiliate of the Company that enables the Person or Consultant Company to be knowledgeable about the business and affairs of the Company;

(j) Consultant Company means for an individual consultant, a Person of which the individual is an employee, shareholder, or partner;

(k) Directors means the directors of the Company as may be elected from time to time;

(l) Discounted Market Price has the meaning assigned by Policy 1.1 of the TSX Venture Policies;

(m) Disinterested Shareholder Approval means approval by a majority of the votes cast by all the Company’s shareholders at a duly constituted shareholders’ meeting, excluding votes attached to Common Shares beneficially owned by Insiders who are Service Providers or their Associates;

(n) Distribution has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;

(o) Effective Date for an Option means the date of grant thereof by the Board;

(p) Employee means:

(i) an individual who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source);

(ii) an individual who is considered an employee under the Internal Revenue Code of 1986 (United States), that is, for whom federal, state and local income taxes and deductions, as applicable, are made at source);

(iii) an individual who works full-time for the Company or a subsidiary thereof providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iv) an individual who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source;

(q) Exchange Hold Period has the meaning assigned by Policy 1.1 of the TSX Venture Policies;

(r) Exercise Price means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

(s) Expiry Date means the day on which an Option lapses as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

(t) Incentive Stock Option means an Option granted in accordance with Section 422 of the Internal Revenue Code of 1986 (United States) to an Employee described in §1.3(p)(ii) above;

(u) Insider means an insider as defined in the TSX Venture Policies or as defined in the Securities Act or an Associate of any Person who is an Insider;

(v) Investor Relations Activities means generally any activities or communications that can reasonably be seen to be intended to or be primarily intended to promote the merits or awareness of or the purchase or sale of securities of the Company;

(w) Listed Shares means the number of issued and Outstanding Shares of the Company that have been accepted for listing on the TSX Venture, but excluding dilutive securities not yet converted into Listed Shares;

(x) Management Company Employee means an individual employed by a Person providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a Person engaged primarily in Investor Relations Activities;

(y) Market Price has the meaning assigned by Policy 1.1 of the TSX Venture Policies;

(z) NEX means a separate board of the TSX Venture for companies previously listed on the TSX Venture or the Toronto Stock Exchange which have failed to maintain compliance with the ongoing financial listing standards of those markets;

(aa) NEX Issuer means a company listed on NEX;

(bb) NEX Policies means the rules and policies of NEX as amended from time to time;

(cc) Officer means a duly appointed officer of the Company;

(dd) Option means the right to purchase Common Shares granted hereunder to a Service Provider;

(ee) Option Commitment means the notice of grant of an Option delivered by the Company hereunder to a Service Provider and substantially in the form of Schedule A attached hereto;

(ff) Optioned Shares means Common Shares that may be issued in the future to a Service Provider upon the exercise of an Option;

(gg) Optionee means the recipient of an Option hereunder;

(hh) Outstanding Shares means at the relevant time, the number of issued and outstanding Common Shares of the Company from time to time;

(ii) Participant means a Service Provider that becomes an Optionee;

(jj) Person includes an individual and any corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

(kk) Plan means this share option plan, the terms of which are set out herein or as may be amended;

(ll) Plan Shares means the total number of Common Shares which may be reserved for issuance as Optioned Shares under the Plan as provided in §2.2;

(mm) Regulatory Approval means the approval of the TSX Venture or any other stock exchange where the Company’s shares may be listed and any other securities regulatory authority that has lawful jurisdiction over the Plan and any Options issued hereunder;

(nn) Securities Act means the Securities Act, R.S.B.C. 1996, c. 418, or any successor legislation;

(oo) Service Provider means a Person who is a bona fide Director, Officer, Employee, Management Company Employee, Consultant or Consultant Company, and also includes a corporation, of which 100% of the share capital of which is beneficially owned by one or more Service Providers;

(pp) Share Compensation Arrangement means any Option under this Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to a Service Provider;

(qq) Shareholder Approval means approval by a majority of the votes cast by eligible shareholders of the Company at a duly constituted shareholders’ meeting;

(rr) Take Over Bid means a take over bid as defined in Multilateral Instrument 62-104 (Take-over Bids and Issuer Bids) or analogous provisions of any other securities legislation applicable to the Company;

(ss) TSX Venture means the TSX Venture Exchange and any successor thereto; and

(tt) TSX Venture Policies means the rules and policies of the TSX Venture as amended from time to time.

Other Words and Phrases

1.4 Words and phrases used in this Plan but which are not defined in the Plan, but are defined in the TSX Venture Policies (and, if applicable, the NEX Policies), will have the meaning assigned to them in the TSX Venture Policies (and, if applicable, NEX Policies).

Gender

1.5 Words importing the masculine gender include the feminine or neuter, words in the singular include the plural, words importing a corporate entity include Persons, and vice versa.

ARTICLE 2
SHARE OPTION PLAN

Establishment of Share Option Plan

2.1 The Plan is hereby established to recognize contributions made by Service Providers and to create an incentive for their continuing assistance to the Company and its Affiliates.

Maximum Plan Shares

2.2 The maximum aggregate number of Plan Shares that may be reserved for issuance under the Plan at any point in time is 10% of the Outstanding Shares at the time Plan Shares are reserved for issuance as a result of the grant of an Option, less any Common Shares reserved for issuance under share options granted under Share Compensation Arrangements other than this Plan, unless this Plan is amended pursuant to the requirements of the TSX Venture Policies (and, if applicable, NEX Policies). Notwithstanding anything to the contrary, subject to provisions in §3.12 relating to adjustments and subject to the TSX Venture Policies, the aggregate maximum number of shares that may be issued as Incentive Stock Options is 5,000,000.

Eligibility

2.3 Options to purchase Common Shares may be granted hereunder to Service Providers of the Company, or its Affiliates, from time to time by the Board. Service Providers that are not individuals will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its securities, or to issue more of its securities (so as to indirectly transfer the benefits of an Option), as long as such Option remains outstanding, unless the written permission of the TSX Venture and the Company is obtained. Incentive Stock Options may only be granted to Service Providers who are Employees of the Company or an Affiliate of the Company, or as an inducement to an individual not previously employed by the Company to become an Employee of the Company or an Affiliate of the Company.

Options Granted Under the Plan

2.4 All Options granted under the Plan will be evidenced by an Option Commitment in the form attached as Schedule A, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price. The Option Commitment will also specify whether or not any of the Options granted are intended to be Incentive Stock Options for US tax purposes.

2.5 Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Limitations on Issue

2.6 Subject to §2.11, the following restrictions on issuances of Options are applicable under the Plan:

(a) no Service Provider can be granted an Option if that Option would result in the total number of Options, together with all other Share Compensation Arrangements granted to such Service Provider in the previous 12 months, exceeding 5% of the Outstanding Shares, unless the Company has obtained Disinterested Shareholder Approval to do so;

(b) the aggregate number of Options granted to all Service Providers conducting Investor Relations Activities in any 12-month period cannot exceed 2% of the Outstanding Shares, calculated at the time of grant, without the prior consent of the TSX Venture (or NEX, as the case may be); and

(c) the aggregate number of Options granted to any one Consultant in any 12 month period cannot exceed 2% of the Outstanding Shares, calculated at the time of grant, without the prior consent of the TSX Venture.

2.7 No Option granted to an Employee will qualify as an Incentive Stock Option to the extent that the aggregate fair market value (determined as of the time such Option is granted) of the Common Shares with respect to which such Option and any other Incentive Stock Options of the Company or its Affiliates that have been granted to such Employee, are exercisable for the first time during any calendar year, exceeds US$100,000.

Options Not Exercised

2.8 In the event an Option granted under the Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to exercise of the Option, the Optioned Shares that were issuable thereunder will be returned to the Plan and will be eligible for re-issue. For greater certainty options which are exercised thereupon increase the number available to the Plan by the relevant percentage of Outstanding Shares as provided hereunder.

Powers of the Board

2.9 The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, the Board has the power to

(a) allot Common Shares for issuance in connection with the exercise of Options;

(b) grant Options hereunder;

(c) subject to any necessary Regulatory Approval, amend, suspend, terminate or discontinue the Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the Plan will, without the prior written consent of all Optionees, alter or impair any Option previously granted under the Plan unless the alteration or impairment occurred as a result of a change in the TSX Venture Policies or the Company’s tier classification thereunder or other applicable legal requirements; and

(d) delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do.

Amendment of the Plan by the Board of Directors

2.10 Subject to the requirements of the TSX Venture Policies and the prior receipt of any necessary Regulatory Approval, the Board may in its absolute discretion, without shareholder approval, amend or modify the Plan or any Option granted as follows:

(a) it may make amendments which are of a typographical, grammatical or clerical nature only;

(b) it may change the vesting provisions of an Option granted hereunder, subject to prior written approval of the TSX Venture, if applicable;

(c) it may change the termination provision of an Option granted hereunder which does not entail an extension beyond the original Expiry Date of such Option;

(d) it may make amendments necessary as a result of changes in securities laws applicable to the Company;

(e) if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX Venture, it may make such amendments as may be required by the policies of such senior stock exchange or stock market; and

(f) it may make such amendments as reduce, and do not increase, the benefits of this Plan to Service Providers.

Amendments Requiring Disinterested Shareholder Approval

2.11 The Company will be required to obtain Disinterested Shareholder Approval prior to any of the following actions becoming effective:

(a) the Plan, together with all of the Company’s other previous Share Compensation Arrangements, could result at any time in:

(i) the aggregate number of Common Shares reserved for issuance under Options granted to Insiders exceeding 10% of the Outstanding Shares in the event that this Plan is amended to reserve for issuance more than 10% of the Outstanding Shares;

(ii) the number of Optioned Shares issued to Insiders within a one-year period exceeding 10% of the Outstanding Shares in the event that this Plan is amended to reserve for issuance more than 10% of the Outstanding Shares; or,

(iii) the issuance to any one Optionee, within a 12-month period, of a number of Common Shares exceeding 5% of the Outstanding Shares; or

(b) any reduction in the Exercise Price of an Option previously granted to an Insider.

Options Granted Under the Company’s Previous Share Option Plans

2.12 Any option granted pursuant to a stock option plan previously adopted by the Board which is outstanding at the time this Plan comes into effect shall be deemed to have been issued under this Plan and shall, as of the date this Plan comes into effect, be governed by the terms and conditions hereof.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1 The Exercise Price of an Option will be set by the Board at the time such Option is allocated under the Plan, and cannot be less than the Discounted Market Price. The exercise price of an Incentive Stock Option must be equal to or greater than the fair market value of the Common Shares on the date of the grant of such Incentive Stock Option.

Term of Option

3.2 An Option can be exercisable for a maximum of 10 years from the Effective Date.

Option Amendment

3.3 Subject to §2.11(b), the Exercise Price of an Option may be amended only if at least six (6) months have elapsed since the later of the date of commencement of the term of the Option, the date the Common Shares commenced trading on the TSX Venture, or the date of the last amendment of the Exercise Price.

3.4 An Option must be outstanding for at least one year before the Company may extend its term, subject to the limits contained in §3.2.

3.5 Any proposed amendment to the terms of an Option must be approved by the TSX Venture prior to the exercise of such Option.

Vesting of Options

3.6 Subject to §3.7, vesting of Options shall be at the discretion of the Board and, with respect to any particular Options granted under the Plan, in the absence of a vesting schedule being specified at the time of grant, all such Options shall vest immediately. Where applicable, vesting of Options will generally be subject to:

(a) the Service Provider remaining employed by or continuing to provide services to the Company or any of its Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or any of its Affiliates during the vesting period; or

(b) the Service Provider remaining as a Director of the Company or any of its Affiliates during the vesting period.

Vesting of Options Granted to Consultants Conducting Investor Relations Activities

3.7 Notwithstanding §3.6, Options granted to Consultants conducting Investor Relations Activities will vest:

(a) in stages over a period of not less than 12 months with no more than 25% of such Options vesting in any three month period; or

(b) such longer vesting period as the Board may determine.

Acceleration of Vesting on Change of Control

3.8 In the event of a Change of Control occurring, Options granted and outstanding, which are subject to vesting provisions, shall be deemed to have immediately vested upon the occurrence of the Change of Control, subject to approval of the TSX Venture (or the NEX, as the case may be) for vesting requirements imposed by the TSX Venture Policies.

Extension of Options Expiring During Blackout Period

3.9 Should the Expiry Date for an Option fall within a Blackout Period, or within nine (9) Business Days following the expiration of a Blackout Period, such Expiry Date shall, subject to approval of the TSX Venture (or the NEX, as the case may be), be automatically extended without any further act or formality to that day which is the tenth (10th) Business Day after the end of the Blackout Period, such tenth Business Day to be considered the Expiry Date for such Option for all purposes under the Plan. Notwithstanding §2.9, the ten (10) Business Day period referred to in this §3.9 may not be extended by the Board.

Optionee Ceasing to be Director, Employee or Service Provider

3.10 Options may be exercised after the Service Provider has left his/her employ/office or has been advised by the Company that his/her services are no longer required or his/her service contract has expired, until the term applicable to such Options expires, except as follows:

(a) in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

(b) an Option granted to any Service Provider will expire 90 days (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to expiry of the Option) after the date the Optionee ceases to be employed by or provide services to the Company, and only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or to provide services to the Company; provided that to the extent that any Option expires after such 90 day period, such Option shall be deemed not to qualify as an Incentive Stock Option; and

(c) in the case of an Optionee being dismissed from employment or service for cause, such Optionee’s Options, whether or not vested at the date of dismissal will immediately terminate without right to exercise same;

(d) in the event of a Change of Control occurring, Options which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the Change of Control; and

(e) in the event of a Director not being nominated for re-election as a Director of the Company, although consenting to act and being under no legal incapacity which would prevent the Director from being a member of the Board, Options granted which are subject to a vesting provision shall be deemed to have vested on the date of Meeting upon which the Director is not re-elected.

Non Assignable

3.11 Subject to §3.10, all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.12 The number of Common Shares subject to an Option will be subject to adjustment in the events and in the manner following:

(a) in the event of a subdivision of Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a greater number of Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefor;

(b) in the event of a consolidation of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a lesser number of Common Shares, the Company will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares hereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

(c) in the event of any change of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder the number of shares of the appropriate class resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

(d) in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, merger or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an Option is in effect, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale which the holder of a number of Common Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof. The subdivision or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of the Company for the purposes of this §3.12;

(e) an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative;

(f) the Company will not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a Common Share that would, except for the provisions of this §3.12, be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company; and

(g) if any questions arise at any time with respect to the Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this §3.12, such questions will be conclusively determined by the Company’s auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Vancouver, British Columbia (or in the city of the Company’s principal executive office) that the Company may designate and who will be granted access to all appropriate records and such determination will be binding upon the Company and all Optionees.

Effect of Take Over Bid

3.13 If a Take Over Bid is made to the shareholders generally then the Company shall, immediately upon receipt of notice of the Take Over Bid, notify each Optionee currently holding an Option of the Take Over Bid, with full particulars thereof whereupon such Option may, notwithstanding any vesting requirements set out in any Option Commitment, be permitted to exercise in whole or in part by the Optionee, provided that the Board considers the Take Over Bid to be successful. A Take Over Bid will be deemed successful in the event that:

(a) a competing bid emerges with superior terms or conditions;

(b) the Board endorses the Take Over Bid and recommends that shareholders tender into it; or

(c) holders of at least 20% of the Company’s Listed Shares, or Insiders who hold at least 50% of the Listed Shares held by Insiders, agree to, or announce their intention to tender such shares to the Take Over Bid;

however, provided always that the Board may also consider other criteria to be adequate evidence that the Take Over Bid is a successful one.

Notice of Disqualifying Disposition of Incentive Stock Options

3.14 If a Participant or such a Participant’s beneficiary sells or otherwise disposes of any Common Shares acquired pursuant to the exercise of an Incentive Stock Option on or before the later of (a) the date that is two years after the date of grant of such Inventive Stock Option, or (b) the date that is one year after the date of exercise of such Incentive Stock Option, the Participant (or beneficiary) shall immediately notify the Company in writing of such disposition and may be subject to income tax withholding by the Company on the compensation income.

ARTICLE 4
COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

4.1 Upon grant of an Option hereunder, an authorized officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to the Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein subject to the terms and conditions hereof, including any additional requirements contemplated with respect to the payment of required withholding taxes on behalf of Optionees.

Manner of Exercise

4.2 An Optionee who wishes to exercise his Option may do so by delivering

(a) a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and

(b) a certified cheque, wire transfer or bank draft payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired, plus any required withholding tax amount subject to §4.3.

Tax Withholding and Procedures

4.3 Notwithstanding anything else contained in this Plan, the Company may, from time to time, implement such procedures and conditions as it determines appropriate with respect to the withholding and remittance of taxes imposed under applicable law, or the funding of related amounts for which liability may arise under such applicable law. Without limiting the generality of the foregoing, an Optionee who wishes to exercise an Option must, in addition to following the procedures set out in§4.2 and elsewhere in this Plan, and as a condition of exercise:

(a) deliver a certified cheque, wire transfer or bank draft payable to the Company for the amount determined by the Company to be the appropriate amount on account of such taxes or related amounts; or

(b) otherwise ensure, in a manner acceptable to the Company (if at all) in its sole and unfettered discretion, that the amount will be securely funded;

and must in all other respects follow any related procedures and conditions imposed by the Company.

The Company may appoint a share compensation administrative service at the Company’s discretion and expense, to co-ordinate and administer the exercise of Optioned Shares and to co-ordinate the payment of the Exercise Price therefor, including establishment of web-based exercise and accounting functions.

Delivery of Optioned Shares and Hold Periods

4.4 As soon as practicable after receipt of the notice of exercise described in §4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent, or a share compensation administrative service (“administrative service”) chosen by the Company, to issue to the Optionee the appropriate number of Optioned Shares. If the Exercise Price is below the current market price of the Common Shares on the TSX Venture at the time of grant, or if otherwise required pursuant to TSX Venture Policies, the certificate representing the Optioned Shares or written notice in the case of uncertificated shares will include a legend stipulating that the Optioned Shares issued are subject to the Exchange Hold Period commencing on the date of the Option Commitment.

ARTICLE 5
GENERAL

Employment and Services

5.1 Nothing contained in the Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee’s office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by an Optionee will be voluntary.

No Representation or Warranty

5.2 The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada), Internal Revenue Code (United States), or any other taxing statute governing the Options or the Common Shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Company.

Interpretation

5.3 The Plan will be governed and construed in accordance with the laws of the Province of British Columbia.

Continuation of Plan

5.4 This Plan will become effective from and after March 15, 2012, and will remain effective provided that the Plan, or any amended version thereof receives Shareholder Approval at each annual general meeting of the holders of Common Shares of the Company subsequent to March 15, 2012.

Amendment of the Plan

5.5 The Board reserves the right, in its absolute discretion, to at any time amend, modify or terminate the Plan with respect to all Common Shares in respect of Options which have not yet been granted hereunder. Any amendment to any provision of the Plan will be subject to any necessary Regulatory Approvals unless the effect of such amendment is intended to reduce (but not to increase) the benefits of this Plan to Service Providers.

SCHEDULE A

SHARE OPTION PLAN

OPTION COMMITMENT

Notice is hereby given that, effective this ________ day of ________________ , __________ (the “Effective Date”) QUARTZ MOUNTAIN RESOURCES LTD. (the “Company”) has granted to ___________________________________________ (the “Optionee”), an Option to acquire ______________ Common Shares (“Optioned Shares”) up to 5:00 p.m. Vancouver Time on the __________ day of ____________________ , __________ (the “Expiry Date”) at an Exercise Price of Cdn$ ____________ per share.

Optioned Shares are to vest immediately.

OR

Optioned Shares will vest [INSERT VESTING SCHEDULE AND TERMS]

The Option shall expire _______ days after the Optionee ceases to be employed by or provide services to the Company.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Plan, which are hereby incorporated herein and form part hereof.

[Note: if the Option is granted to a US employee and is intended to qualify as an ISO, include the following statement:

The Option qualifies as an Incentive Stock Option granted in accordance with Section 422 of the Internal Revenue Code of 1986 (United States), except to the extent that the aggregate fair market value of the common shares with respect to which such Option (together with any other Incentive Stock Options that have been granted to you) is exercisable for the first time in any calendar year, exceeds US$100,000.]

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with a certified cheque, wire transfer or bank draft payable to the Company for the aggregate Exercise Price. A certificate or written notice in the case of uncertificated shares for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and may bear a minimum four month non-transferability legend from the date of this Option Commitment, the text of which is as follows. [Note: A Company may grant stock options without a hold period, provided the exercise price of the options is set at or above the market price of the Company’s shares and as long as the optionee is not a person to be restricted under TSX Venture Policies. If a four month hold period is applicable, the following legend must be placed on the certificate or the written notice in the case of uncertificated shares.]

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL 12:00 A.M. (MIDNIGHT) ON [insert date 4 months from the date of grant]”.

The Company and the Optionee represent that the Optionee under the terms and conditions of the Plan is a bona fide Service Provider (as defined in the Plan), entitled to receive Options under TSX Venture Policies.

The Optionee also acknowledges and consents to the collection and use of Personal Information (as defined in the Policies of the TSX Venture Exchange) by both the Company and the TSX Venture (or the NEX, as the case may be) as more particularly set out in the Acknowledgement -Personal Information in use by the TSX Venture (or the NEX, as the case may be) on the date of this Option Commitment.

QUARTZ MOUNTAIN RESOURCES LTD.
Per:

Authorized Signatory

Signature of Optionee:
Name of Optionee:	[insert name of optionee]